PEAK POSITIONING TECHNOLOGIES INC.

CONFIRMATION OF RECORD DATE FOR SHARE CONSOLIDATION

TO:	The Canadian Securities Exchange

I, Johnson Joseph, President and Chief Executive Officer of Peak Positioning Technologies Inc. (the "Company"), hereby confirm the record date for the consolidation of the Company's common shares is set at July 29, 2020.

DATED this 23rd day of July, 2020.

"Johnson Joseph"
Johnson Joseph
President and Chief Executive Officer